Consumer Portfolio Services, Inc.
3800 Howard Hughes Pkwy, Suite 1400
Las Vegas, Nevada 89169

August 26, 2015

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Jonathan Gottlieb

Re:           Consumer Portfolio Services, Inc.
Registration Statement No. 333-204492, as amended July 27, 2015

Dear Mr. Gottlieb:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Consumer Portfolio Services, Inc. hereby respectfully requests that the effectiveness of the Registration Statement referenced above be accelerated to 5:00 p.m. (Washington, DC time) on Wednesday, August 26, 2015, or as soon thereafter as practicable.

The registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the laws of the United States.

The registrant further confirms that it and its controlling persons are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

Should you have any questions regarding this request, please telephone the undersigned at (888) 785-6691, or our counsel, Mark Harris, at 214-922-3504.

Sincerely,
CONSUMER PORTFOLIO SERVICES, INC.

By: /s/ MARK CREATURA
Mark Creatura, Senior Vice President